press release

ArcelorMittal announces financial calendar for 2019

13 December 2018 - ArcelorMittal today announces its financial calendar for 2019.

Earnings results announcements:

  7 February 2019: earnings release Q4 2018 and full year 2018
  9 May 2019: earnings release Q1 2019
  1 August 2019: earnings release Q2 2019 and half year 2019
  7 November 2019: earnings release Q3 2019

General Meeting of Shareholders:

  7 May 2019: ArcelorMittal General Annual Meeting